UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Encision Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29254Q104

(CUSIP Number)

Intertec Healthcare Management, L.L.C.

5980 Horton Street, Suite 390

Emeryville, CA 94608

Attention: Ruediger Naumann-Etienne

Telephone: (510) 597-7979

Copy to:

J. Casey McGlynn, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29254Q104

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person. Intertec Healthcare Management, L.L.C. I.R.S. Identification No. 20-5665702

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 655,671

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 655,671

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 705221 10 9

1.	Names of Reporting Persons SS or I.R.S. Identification No. of above person. Intertec Healthcare Partners, L.P. I.R.S. Identification No.:20-5664786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 655,671

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 655,671

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 705221 10 9

1.	Names of Reporting Persons I.R.S. Identification No. of above person. Ruediger Naumann-Etienne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 655,671

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 655,671

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the “Shares”), of Encision Inc., a Colorado corporation (the “Issuer”), with its principal executive offices at 6797 Winchester Circle, Boulder, CO 80301.

Item 2.	Identity and Background

(a)

The Statement is filed by Intertec Healthcare Management, L.L.C., a Delaware limited liability company (“Intertec LLC”), Intertec Healthcare Partners, L.P., a Delaware limited partnership (“Intertec LP”) and Ruediger Naumann-Etienne, a citizen of Germany (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

(b)	The principal business address of each of the Reporting Persons is 5980 Horton Street, Suite 390, Emeryville, CA 94608.

(c)

Intertec LLC is the general partner of Intertec L.P. Intertec LP is primarily engaged in the business of investing in securities. Intertec LLC is primarily engaged in the business of acting as the general partner of Intertec LP. Mr. Naumann-Etienne, as the sole managing member of Intertec LLC, is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

Set forth on Schedule A hereto is (i) the name and citizenship of each of the executive officers and directors of Intertec LLC and Intertec LP, (ii) the business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)

During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funding by the Reporting Persons to acquire beneficial ownership of the Shares was furnished from the working capital funds of Intertec LP.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes. Intertec LP intends to work with the board and management to enhance the Issuer’s shareholder value. It has asked the board to actively explore all strategic options to realize the potential value of the company's proprietary AEM technology for minimally invasive surgery. Mr. Naumann-Etienne has been given board observer rights.

Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Shares, or rights to purchase shares of Shares, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Persons intend to review on a continuing basis various factors relating to its investment in Issuer, including but not limited to Issuer’s business and prospects, the price and availability of Issuer’s securities, subsequent developments affecting Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons’ general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Persons may decide to change its current intention to purchase additional securities of Issuer and may determine to sell all or part of its investment in Issuer.

Other than as indicated above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Issuer’s Board of Directors; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 655,671 Shares, representing approximately 10.2% of the Issuer's outstanding Shares (based upon the 6,455,100 Shares stated to be outstanding as of July 31, 2008 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2008, which appears to the Issuer's most recent statement as to number of outstanding shares).

(b)

Intertec LP has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 655,671 Shares. Each of Intertec LLC and Mr. Naumann-Etienne has shared power to vote or to direct the vote and shared power to dispose or to direct disposition of such Shares. Each of Intertec LLC and Mr. Naumann-Etienne by virtue of their relationships with Intertec LP (as disclosed in Item 2 above) are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Intertec LP directly beneficially owns. Each of Intertec LLC and Mr. Naumann-Etienne disclaims beneficial ownership of such Shares for all other purposes.

(c)

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern Daylight Time, on September 19, 2008. All transactions were effected in the open market. The table excludes commissions paid in per share prices.

Name	Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share

Intertec LP	09/19/2008	Purchase	26,000	$1.25

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.	Joint Filing Agreement, dated September 29, 2008, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2008

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.

	By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P.

By: Intertec Healthcare Management, L.L.C.
Its: General Partner

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

/s/ Ruediger Naumann-Etienne
Ruediger Naumann-Etienne

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)  under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Encision Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of September, 2008.

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P.

By: Intertec Healthcare Management, L.L.C.
Its: General Partner

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

/s/ Ruediger Naumann-Etienne
Ruediger Naumann-Etienne

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below are the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Reporting Persons.  Each such person is a citizen of Germany.  The business address of each person set forth on this Schedule A is: Intertec Healthcare Management, L.L.C., 5980 Horton Street, Suite 390; Emeryville, CA 94608.

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.

Name	Position
Ruediger Naumann-Etienne	Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P.

Name	Position
Intertec Healthcare Management, L.L.C.	General Partner